UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Commission file number 000-24477
________________
RESTORGENEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	30-0645032
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2150 East Lake Cook Road, Suite 750
Buffalo Grove, Illinois	60089
(Address of principal executive offices)	(Zip Code)

(847) 777-8092

(Registrant’s telephone number, including area code)

___________________________

Stephen M. Simes

Chief Executive Officer

RestorGenex Corporation

2150 E. Lake Cook Road, Suite 750

Buffalo Grove, Illinois 60089

(847) 777-8092

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies requested to:

Amy E. Culbert, Esq.

Brett R. Hanson, Esq.

Oppenheimer Wolff & Donnelly LLP

222 South Ninth Street, Suite 2000

Minneapolis, Minnesota 55402

(612) 607-7000

___________________________

i

RELATED PERSON RELATIONSHIPS AND TRANSACTIONS	35
Overview	35
Transfer of Technology Rights to Or-Genix Therapeutics, Inc.	35
Convertible Promissory Notes Issued to our Chairman of the Board and Debt Conversion Agreement	35
Debt Conversion Agreement with Vice Chairman of the Board and Affiliated Persons	36
Preferred Stock Conversion and Warrant Exercise Agreements with Persons Affiliated with Vice Chairman of the Board	36
Acquisition of Canterbury Laboratories, LLC and Hygeia Therapeutics, Inc.	37
Acquisition of Paloma Pharmaceuticals, Inc. and VasculoMedics, Inc.	37
Registration Rights Agreement	37
Resignation Agreement with Former Director and Executive	38

WHERE YOU CAN FIND MORE INFORMATION	39

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	39

 _____________________

As used in this Information Statement, references to “RestorGenex,” the “Company,” “we,” “us,” “our” and similar references refer to RestorGenex Corporation (formerly known as Stratus Media Group, Inc.) and our consolidated subsidiaries, and the term “common stock” refers to our common stock, par value $0.001 per share. All share and per share amounts have been adjusted to reflect the one-for-100 reverse split of outstanding common stock effective March 7, 2014.

References to “Diffusion” in this Information Statement refer to Diffusion Pharmaceuticals LLC.

References to the “combined company” or “Diffusion Pharmaceuticals, Inc.” refer to RestorGenex and its consolidated subsidiaries, including Diffusion and its subsidiaries, after the Merger (as defined below).

References to “Merger Sub” refer to Arco Merger Sub, LLC, a newly formed, wholly owned subsidiary of RestorGenex.

The information contained herein regarding Diffusion and its current directors and officers has been provided by Diffusion and has not been independently verified by RestorGenex.

ii

RestorGenex Corporation

2150 East Lake Cook Road, Suite 750

Buffalo Grove, Illinois 60089

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF RESTORGENEX CORPORATION

GENERAL

_____________________

This Information Statement on Schedule 14f-1 is being provided to holders of the common stock, par value $0.001 per share, of RestorGenex Corporation, a Delaware corporation (“RestorGenex”), as of December 15, 2015, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. You are receiving this Information Statement in connection with a proposed change in control of RestorGenex, including a change in all of the members of our Board of Directors. Pursuant to Rule 14f-1, the change in a majority of the members of our Board of Directors may not occur earlier than 10 days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our common stock as of December 15, 2015.

This Information Statement is being filed with the SEC and mailed to our stockholders on or about December 28, 2015.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED WITH RESPECT TO THE MATTERS DISCUSSED HEREIN.

CHANGE IN CONTROL AND CHANGE OF BOARD OF DIRECTORS

_____________________

As previously announced, on December 15, 2015, RestorGenex entered into an agreement and plan of merger (the “Merger Agreement”) with Diffusion Pharmaceuticals LLC, a Virginia limited liability company (“Diffusion”), and Arco Merger Sub, LLC, a Virginia limited liability company and a wholly owned subsidiary of RestorGenex (“Merger Sub”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Diffusion (the “Merger”), with Diffusion continuing as the surviving company and a wholly owned subsidiary of RestorGenex.

At the effective time of the Merger (the “Effective Time”), each outstanding unit of membership interest of Diffusion (the “Diffusion Units”) and each convertible promissory note convertible into Diffusion Units (the “Diffusion Convertible Notes”) will be converted into the right to receive a number of shares of RestorGenex common stock as determined pursuant to the exchange ratio described in the Merger Agreement (the “Exchange Ratio”). In addition, at the Effective Time and as a result of the Merger, all outstanding options to purchase Diffusion Units will be converted into and become options to purchase RestorGenex common stock on terms substantially identical to those in effect prior to the Effective Time, except for adjustments to the underlying number of shares and the exercise price based on the Exchange Ratio. No fractional shares of RestorGenex common stock will be issued in connection with the Merger, and holders of Diffusion Units and Diffusion Convertible Notes will be entitled to receive cash in lieu thereof

Following the consummation of the transactions contemplated by the Merger Agreement, the current security holders of Diffusion are expected to own approximately 83% of the common stock of the combined company, and current equity holders of RestorGenex are expected to own approximately 17% of the common stock of the combined company, in each case, on a fully-diluted basis (subject to certain exceptions and adjustments) and calculated in accordance with the terms of the Merger Agreement. The Exchange Ratio is subject to potential adjustment as described in the Merger Agreement depending upon the amount of “net cash” of RestorGenex, as defined in the Merger Agreement and generally consisting of RestorGenex’s cash and cash equivalents less certain expenses and liabilities, as of the Effective Time. The Merger is intended to qualify as an exchange governed by Section 351(a) of the Internal Revenue Code of 1986, as amended.

Pursuant to the terms of the Merger Agreement, as of the Effective Time (or, if later, 10 days after the mailing of this Information Statement to our stockholders): (i) the board of directors of the combined company will consist of each of the current members of the board of directors of Diffusion and (ii) the current executive officers of Diffusion will become the executive officers of the combined company. Each of RestorGenex’s current directors and executive officers will resign immediately prior to the Effective Time. However, Phillip B. Donenberg, RestorGenex’s Chief Financial Officer, may provide consulting services to the combined company after completion of the Merger and would receive reasonable and customary consulting fees for such service. See “Management of the Combined Company After the Merger.”

Consummation of the Merger is subject to a number of conditions, including (i) the adoption and approval of the Merger Agreement and the transactions contemplated thereby by the holders of a majority of Diffusion’s membership interests; (ii) that each of the current directors and executive officers of RestorGenex and Diffusion enter into a voting and lock-up agreement pursuant to which such persons will agree, for six months after the Merger, to vote all of their respective shares of RestorGenex common stock owned after the Merger for such proposals that are reasonably presented by the combined company’s board of directors and to not sell, pledge, encumber or take certain other actions with respect to such shares; and (iii) other customary closing conditions.  In addition, the obligation of Diffusion to effect the Merger is subject to a condition that RestorGenex’s net cash, as calculated pursuant to the terms of the Merger Agreement, be no less than $6.5 million at the Effective Time.

The Merger Agreement contains certain termination rights in favor of each of Diffusion and RestorGenex in certain circumstances. If the Merger Agreement is terminated due to certain triggering events specified in the Merger Agreement, each of RestorGenex and Diffusion may be required to reimburse the other party up to $400,000 for that party’s expenses incurred in connection with the transaction.

The Merger is expected to be completed in the first quarter of 2016, subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement.

MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER

_____________________

Information About Directors and Executive Officers After the Merger

The table below sets forth certain information that has been furnished to us by each individual who is expected to serve as a director or executive officer of the combined company following the Merger.

Name	Age	Current Principal Occupation	Position with Combined Company
David G. Kalergis	67	Chief Executive Officer of Diffusion Pharmaceuticals LLC	Chairman of the Board and Chief Executive Officer

John L. Gainer, Ph.D.	77	Chief Scientific Officer of Diffusion Pharmaceuticals LLC	Director and Chief Scientific Officer

David R. Jones, M.D.	52	Chief Medical Officer of Diffusion Pharmaceuticals LLC	Chief Medical Officer

Robert Adams	65	Retired Intellectual Property Attorney	Director

Mark T. Giles	61	Managing Member of Panda Holdings, LLC	Director

Alan Levin	53	Former Executive Vice President and Chief Financial Officer of Endo Health Solutions Inc.	Director

Thomas Byrne	58	Senior Patent Strategist of Diffusion Pharmaceuticals LLC	Director

Ben Shealy	57	Senior Vice President – Finance & Treasurer of Diffusion Pharmaceuticals LLC	Senior Vice President – Finance

Additional Information About Directors and Executive Officers After the Merger

The paragraphs below provide information about each individual who is expected to serve as a director or executive officer of the combined company following the Merger, including all positions he holds, his principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he currently serves as a director or served as a director during the past five years. The information presented below regarding each director also sets forth specific experience, qualifications, attributes and skills that led the Board of Directors to the conclusion that he should serve as a director in light of our business and structure.

David G. Kalergis – Mr. Kalergis, along with Dr. Gainer, is a co-founder of Diffusion and has served as a director since Diffusion’s inception in 2001 and as Diffusion’s Chief Executive Officer since 2004. Following the consummation of the transactions contemplated by the Merger Agreement, Mr. Kalergis would be the Chief Executive Officer of RestorGenex. Prior to joining Diffusion, Mr. Kalergis held positions with the University of Virginia, as the general counsel and director of business development for Pharmaceutical Research Associates, Inc., a pharmaceutical contract research organization, as an intelligence analyst for the U.S. Government and with the law firm Dewey, Ballantine, Bushby, Palmer & Wood, practicing in the areas of corporate finance, public offerings and mergers and acquisitions. In addition, from July 1998 until May 2012, Mr. Kalergis served on the board of directors and audit committee of Virginia National Bank. Mr. Kalergis received a B.A. in psychology, as well as an M.B.A. and J.D., from the University of Virginia, and is a graduate of the Harvard Business School’s Leadership and Strategy in the Pharmaceutical and Biotechnology Industry program.

The Board believes Mr. Kalergis’ perspective and experience as the Chief Executive Officer and a director of Diffusion, as well as his depth of operating and senior management experience in our industry and educational background, provide him with the qualifications to serve as a director.

John L. Gainer, Ph.D. – Dr. Gainer, along with Mr. Kalergis, is a co-founder of Diffusion as well as its Chief Scientific Officer, and has served as one of its directors since its inception in 2001. Following the consummation of the transactions contemplated by the Merger Agreement, Dr. Gainer would be the Chief Scientific Officer of RestorGenex. From 1966 until his retirement in 2005, Dr. Gainer was a professor of chemical engineering at the University of Virginia. During his career, Dr. Gainer authored more than 100 scientific journal articles, including more than 30 published in medical journals, and spent two sabbaticals investigating drug actions and related research at Karolinska Institute in Stockholm and the laboratory of a major pharmaceutical company. He has been a member of the International Society for Oxygen Transport in Tissues since its inception in 1973. Dr. Gainer received a BSChE from West Virginia University and a Ph.D. in chemical engineering from the University of Delaware.

The Board believes Dr. Gainer’s perspective and experience as a director and officer of Diffusion, as well as the depth and breadth of his scientific knowledge, provide him with the qualifications to serve as a director.

Thomas Byrne – Mr. Byrne has served as a director of Diffusion since 2001, and as its Secretary and Director of Patent Strategy since 2007. Prior to joining Diffusion, Mr. Byrne served in in-house counsel positions at both Genentech Inc. and Amgen Inc., where he co-invented the erythropoiesis stimulating agent darbepoietin alpha (Aranesp®). From 1992-2000 he was a partner in the intellectual property law firm of Nixon and Vanderhye P.C. Mr. Byrne also currently acts as a consultant for start-up biotechnology companies on intellectual property, contract and business issues. He received a B.S. in chemical engineering and nuclear engineering, as well as a J.D., from the University of Virginia, and an M.S. in biochemical engineering from Yale University.

The Board believes Mr. Byrne’s perspective and experience as a director and officer of Diffusion, as well as the depth and breadth of his scientific knowledge and intellectual property experience, provide him with the qualifications to serve as a director.

Robert Adams – Mr. Adams has served as a director of Diffusion since 2002. Prior to his retirement in 2015, Mr. Adams was a partner in the intellectual property law firm of Nixon & Vanderhye P.C, where he had practiced for over 25 years, focusing on patent litigation and international patent licensing and negotiations. During that time period, Mr. Adams was lead litigation counsel in more than 50 major intellectual property lawsuits, where he directly handled, for example, all intellectual property valuations and settlements on behalf of his U.S. and foreign clients. Moreover, Mr. Adams served as the head negotiator for a well-known Japanese consumer products company for 15 years in various complicated licensing situations. Those negotiations typically involved the cross-licensing of up to hundreds of U.S. and foreign patent rights. His lead licensing activities on behalf of that client included, among other things, multi-year negotiations with Texas Instruments, Advanced Micro Devices and Freescale. Mr. Adams received a B.A. from the University of Maryland and a J.D. from George Washington University (with honors), and is a member of the Virginia State Bar.

The Board believes Mr. Adams’ perspective and experience as a director of Diffusion, as well as the depth and breadth of his intellectual property experience, provide him with the qualifications to serve as a director.

Mark T. Giles – Mr. Giles has served as a director of Diffusion since 2008.  Since July 2007, Mr. Giles has been the sole managing member of Panda Holdings, LLC, which engages in the investment and management of private capital. Prior to joining Panda Holdings, Mr. Giles served as the Chief Executive Officer and Chairman of Virginia National Bank from July 1998 until December 2011. Prior to joining Virginia National Bank, Mr. Giles also served as the president of two publicly traded bank holding companies and subsidiary banks in Texas, practiced law with the banking group of a Houston law firm and served as the Chairman of VNBTrust.  He is a founding director of Walk2Campus Properties, LLC, and chairs the boards of Relay Foods, Inc. and Expedition Trust Company. He also serves on the boards of The Paramount Theater Foundation and The Paramount Theater Operating Company, the Thomas Jefferson Area United Way and the Computers4Kids Program.  He also serves on the Medical Affairs Board and Finance Committee of Martha Jefferson Hospital.  Mr. Giles received a B.S. from the McIntire School of Commerce at the University of Virginia and a J.D. from the University of Virginia School of Law.

The Board believes Mr. Giles’ perspective and experience as a director of Diffusion, as well as the depth and breadth of his business and legal experience, provide him with the qualifications to serve as a director.

Alan Levin – Mr. Levin has served as a director of Diffusion since June 2015.  He previously served as Executive Vice President and Chief Financial Officer of Endo Health Solutions Inc. (“Endo”), a global specialty healthcare company, from June 2009 until his retirement in September 2013. Prior to joining Endo, Mr. Levin worked with Texas Pacific Group, a leading private equity firm, and one of their start-up investments. Before that, he was Senior Vice President & Chief Financial Officer of Pfizer, Inc. where he worked for 20 years in a variety of executive positions of increasing responsibility, including Treasurer and Senior Vice President of Finance & Strategic Management for the company’s research and development organization. Mr. Levin received a bachelor’s degree from Princeton University and a master’s degree from New York University’s Stern School of Business. Mr. Levin is a certified public accountant. He is a member of the Board of Directors of Aceto Corp, a NASDAQ-traded company specialized in generics and pharmaceutical intermediate products.  He is also a member of the Advisory Board of Auven Therapeutics, a private equity fund; and the Critical Path Institute, a nonprofit collaboration between the Food and Drug Administration and pharmaceutical industry participants focused on streamlining and accelerating the development and regulatory pathways for innovative medicines.

The Board believes that the combination of Mr. Levin’s perspective and experience as a director of Diffusion; his experience in financial reporting, treasury and corporate finance (including his prior positions as chief financial officer of Endo and Pfizer); and his executive-level experience in the pharmaceutical industry all provide him with the qualifications and skills to serve as a director.

David R. Jones, M.D. – Dr. Jones has served as Diffusion’s Chief Medical Officer since September 2012. Following the consummation of the transactions contemplated by the Merger Agreement, Dr. Jones would hold the same position with RestorGenex. In addition to serving as Diffusion’s Chief Medical Officer, Dr. Jones is also the Fiona and Stanley Druckenmiller Endowed Professor for Lung Cancer Research and Chief of Thoracic Surgery at Memorial Sloan-Kettering Cancer Center in New York, NY, a position he has held since 2013. From 2007 to 2013, Dr. Jones was Professor of Surgery and Division Chief of Thoracic & Cardiovascular Surgery at the University of Virginia. In addition to his clinical practice, Dr. Jones has published more than 220 scientific articles, authored or co-authored over 35 book chapters, and served as Principal Investigator or Co-Investigator of over 30 clinical trials. Dr. Jones received an undergraduate degree in chemistry and an M.D. from West Virginia University, and completed his thoracic surgery residency and postdoctoral research fellowship in molecular oncology at the University of North Carolina - Chapel Hill.

Ben Shealy – Mr. Shealy is the Senior Vice President – Finance and Treasurer of Diffusion, positions he has held since December 2015, and prior to that had served as Diffusion’s Chief Financial Officer since 2004. Following the consummation of the transactions contemplated by the Merger Agreement, Mr. Shealy would be the Senior Vice President - Finance of RestorGenex. Prior to joining Diffusion, Mr. Shealy spent more than twenty five-years in the financial management industry focusing on private and public corporate financings, including serving as the Vice President of REBAR/Softbank Venture Capital and positions with Donaldson, Lufkin & Jenrette, Prudential-Bache Capital Funding and the John Hancock Derivatives Group. Mr. Shealy received a B.S. in accounting from San Jose State University, an M.B.A. in finance from Columbia University and is a CFA Charter holder.

VOTING SECURITIES AND PRINCIPAL HOLDERS

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As of December 15, 2015, there were 18,614,968 shares of our common stock outstanding.  Each share of our common stock is entitled to one vote on each matter on which holders of our common stock are entitled to vote.  Our stockholders are not entitled to cumulate voting rights. We are authorized to issue up to 5,000,000 shares of preferred stock, none of which are outstanding.

We expect that the total number of shares of RestorGenex common stock to be issued to former Diffusion equity holders in connection with the Merger is approximately 92.6 million, assuming approximately $8 million of “net cash” of RestorGenex, as defined in the Merger Agreement and generally consisting of RestorGenex’s cash and cash equivalents less certain expenses and liabilities, as of the Effective Time, subject to potential adjustment as described in the Merger Agreement depending upon the actual amount of “net cash” of RestorGenex. As a result, the Merger is expected to result in a change of control of RestorGenex.

Security Ownership of Certain Beneficial Owners and Management Before the Merger

The table below sets forth information known to us regarding the beneficial ownership of our common stock as of December 15, 2015, without taking into account the transactions contemplated by the Merger Agreement, for:

●	each of our current directors;

●	each of our named executive officers;

●	all of our current directors and executive officers as a group; and

●	each person known to us to be the beneficial owner of more than 5% of our outstanding common stock.

The number of shares beneficially owned by a person includes shares subject to options and warrants held by that person that are currently exercisable or that become exercisable within 60 days of December 15, 2015.  Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options and warrants currently exercisable or that become exercisable within 60 days of December 15, 2015 are outstanding for the purpose of computing the percentage of common stock owned by such person or group.  However, such unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person.

Except as otherwise indicated, the persons in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the notes to the table.

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class
Common Stock	Sol J. Barer, Ph.D.	1,440,846	7.6%
Common Stock	Isaac Blech(3)	2,130,354	11.3%
Common Stock	Stephen M. Simes	604,821	3.2%
Common Stock	Rex Bright	42,363	*
Common Stock	Yael Schwartz, Ph.D.	114,412	*
Common Stock	Nelson K. Stacks	42,314	*

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class
Common Stock	Jerold Rubenstein	273,000	1.5%
Common Stock	Phillip B. Donenberg	281,571	1.5%
Common Stock	Mark A. Weinberg, M.D.	260,738	1.4%
Common Stock	All current directors and executive officers as a group (7 persons)(4)	4,803,007	23.5%
Common Stock	River Charitable Remainder Unitrust, West Charitable Remainder Unitrust, Liberty Charitable Remainder Trust(3) 1271 Avenue of the Americas, 16th Floor New York, NY 10020	1,547,618	8.3%
Common Stock	Ally Bridge Group Capital Partners II, L.P.(5) Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong	1,775,000	9.4%
Common Stock	David Sherris, Ph.D. 37 Neillian Crescent Jamaica Plain, MA 02130	1,597,593	8.6%
Common Stock	Shamus, LLC(6) 11150 Santa Monica Boulevard, Suite 1400 Los Angeles, CA 90025	1,035,000	5.5%
Common Stock	Ernest W. Moody Revocable Trust(7) 2116 Redbird Drive Las Vegas, NV 89134	975,000	5.2%

*     Represents beneficial ownership of less than one percent.

(1)	The business address for each of the directors and officers of RestorGenex is 2150 East Lake Cook Road, Suite 750, Buffalo Grove, Illinois 60089.

(2)

Includes for the persons listed below the following shares of common stock subject to options and warrants held by such persons that are currently exercisable or become exercisable within 60 days of December 15, 2015:

Name	Shares of Common Stock Underlying Stock Options
Directors
Sol J. Barer, Ph.D.	84,899
Isaac Blech	55,352
Stephen M. Simes	604,821
Rex Bright	42,363
Nelson K. Stacks.	42,314
Named Executive Officers
Stephen M. Simes	604,821
Jerold Rubenstein	273,000
Phillip B. Donenberg	281,571
Yael Schwartz, Ph.D.	67,911
Mark A. Weinberg, M.D.	260,738
All current directors and executive officers as a group (7 persons)*	1,372,058

*Does not include options held by Mr. Rubenstein or Dr. Schwartz, each of whom previously resigned as an officer, director and employee of RestorGenex

Name	Shares of Common Stock Underlying Warrants
Directors
Sol J. Barer, Ph.D.	351,060
Isaac Blech	125,000
Stephen M. Simes	0
Rex Bright	0
Nelson K. Stacks.	0
Named Executive Officers
Stephen M. Simes	0
Jerold Rubenstein	0
Phillip B. Donenberg	0
Yael Schwartz, Ph.D.	0
Mark A. Weinberg, M.D.	0
All current directors and executive officers as a group (7 persons)*	476,060

*Does not include warrants held by Mr. Rubenstein or Dr. Schwartz, each of whom previously resigned as an officer, director and employee of RestorGenex

(3)

Consists of: (i) 283,334 shares of common stock held directly; (ii) 119,048 shares of common stock held by the River Charitable Remainder Unitrust f/b/o Isaac Blech; (iii) 714,286 shares of common stock held by West Charitable Remainder Unitrust; and (iv) 714,286 shares of common stock held by Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87. Mr. Blech is the sole trustee of each of these trusts and has the sole voting and dispositive power of each of these trusts. Mr. Blech disclaims beneficial ownership of the common stock owned by each of these trusts except to the extent of his pecuniary interest therein. This amount also includes 119,048 shares held by Miriam Wimpfheimer Blech, Mr. Blech’s wife. Mr. Blech disclaims beneficial ownership of the shares owned by Ms. Blech and Ms. Blech disclaims beneficial ownership of the shares owned by Mr. Blech and the foregoing described trusts.

(4)	Does not includes shares held by Mr. Rubenstein or Dr. Schwartz, each of whom previously resigned as an officer, director and employee of RestorGenex.

(5)

Based solely on a Schedule 13G/A filed on January 22, 2015 by Ally Bridge Group Capital Partners II, L.P. (“Ally Bridge Group”), an exempt limited partnership organized under the laws of the Cayman Islands, and ABG II-USL1 Limited (“ABG II-USL1”), a company incorporated in the British Virgin Islands. ABG II-USL1 directly holds the 1,400,000 shares of common stock and a warrant to purchase 375,000 shares of common stock. ABG II-USL1 is a wholly owned subsidiary of Ally Bridge Group.

(6)

Based solely on a Schedule 13G filed on February 23, 2015 by David E. Smith, Shamus, LLC, a Delaware limited liability company (“Shamus”), The Coast Fund L.P., a Cayman Islands limited partnership (“Coast Fund”), and Coast Offshore Management (Cayman), Ltd., a company incorporated in the Cayman Islands (“Coast Offshore Management”). David E. Smith, President of Coast Asset Management, LLC, who is trading advisor to Shamus, directly holds 20,000 shares of common stock. Shamus directly holds the 790,000 shares of common stock and a warrant to purchase 225,000 shares of common stock. Shamus is a wholly owned subsidiary of Coast Fund and Coast Offshore Management is the managing general partner of Coast Fund.

(7)	Based solely on a Schedule 13G filed on February 18, 2015 by the Ernest W. Moody Revocable Trust, Ernest W. Moody, Trustee, reflecting beneficial ownership as of December 31, 2014.

Security Ownership of Certain Beneficial Owners and Management After the Merger

Following the consummation of the transactions contemplated by the Merger Agreement, the current security holders of Diffusion are expected to own approximately 83% of the common stock of the combined company, and current equity holders of RestorGenex are expected to own approximately 17% of the common stock of the combined company, in each case, on a fully-diluted basis (subject to certain exceptions and adjustments) and calculated in accordance with the terms of the Merger Agreement. The Exchange Ratio is subject to potential adjustment as described in the Merger Agreement depending upon the amount of “net cash” of RestorGenex, as defined in the Merger Agreement and generally consisting of RestorGenex’s cash and cash equivalents less certain expenses and liabilities, as of the Effective Time. As a result, the number of shares of RestorGenex common stock to be received by the current security holders of Diffusion in the Merger is not determinable at this time.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and all persons who beneficially own more than 10 percent of the outstanding shares of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock.  Directors, executive officers and greater than 10 percent beneficial owners also are required to furnish us with copies of all Section 16(a) forms they file.  To our knowledge, based on a review of the copies of such reports and amendments to such reports furnished to us with respect to the year ended December 31, 2014, and based on written representations by our directors and executive officers, all required Section 16 reports under the Exchange Act, for our directors, executive officers and beneficial owners of greater than 10 percent of our common stock were filed on a timely basis during the year ended December 31, 2014, except that (1) Sol J. Barer, Ph.D., Isaac Blech and Nelson K. Stacks, current directors, each filed a late Form 4 reporting an option grant on January 7, 2014; (2) Rex Bright, a current director, filed a late Form 3 and a Form 4 reporting an option grant on February 5, 2014; (3) Stephen M. Simes, a current director and executive officer, filed a late Form 4 reporting an option grant on March 5, 2014; (4) David Sherris, Ph.D., a former director and executive officer, filed a late Form 3; (5) Sol J. Barer, Ph.D., a current director, filed a late Form 4 reporting the conversion of convertible notes and the issuance of shares and warrants on April 29, 2014; (6) Phillip B. Donenberg, a current executive officer, filed a late Form 4 reporting an option grant on May 27, 2014; (7) David Sherris, Ph.D. and Yael Schwartz, Ph.D. each filed a late Form 4 reporting an option grant on June 3, 2014; (8) Sol J. Barer, Ph.D., Isaac Blech, Rex Bright, Stephen M. Simes and Nelson K. Stacks, current directors, Yael Schwarz, Ph.D. and David Sherris, Ph.D., former directors and executive officers, and Phillip B. Donenberg, a current executive officer, each filed a late Form 4 reporting an option grant on July 24, 2014; and (9) Isaac Blech, a current director, filed a late Form 4 reporting the conversion of a convertible note and the issuance of a warrant on October 21, 2014. We have put a more robust process in place to monitor transactions in our equity securities by our directors and officers to ensure timely Section 16 reporting going forward.

CORPORATE GOVERNANCE

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Introduction

Our common stock is currently listed for quotation on the OTCQB marketplace of the OTC Markets Group under the symbol “RESX.” The OTCQB does not require its listed companies to comply with certain corporate governance requirements.

We have taken several actions during the past two years to improve our corporate governance. These actions include establishing a Board of Directors that consists of a majority of directors who are “independent directors” within the meaning of the Listing Rules of the NASDAQ Stock Market and a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, in each case comprised solely of independent directors. We also have adopted Corporate Governance Guidelines, revised our insider trading policy and adopted other corporate policies and procedures, some of which are described in this section.

Corporate Governance Guidelines

In March 2015, the Board of Directors, upon recommendation of the Nominating and Corporate Governance Committee, adopted Corporate Governance Guidelines. A copy of these Corporate Governance Guidelines can be found on the Investors—Corporate Governance section of our corporate website at www.restorgenex.com. Among the topics addressed in our Corporate Governance Guidelines are:

●	Board size, composition and qualifications;	●	Retirement and resignation policy;
●	Selection of directors;	●	Board compensation;
●	Board leadership;	●	Loans to directors and executive officers;
●	Board committees;	●	Chief Executive Officer evaluation;
●	Board and committee meetings;	●	Board and committee evaluations;
●	Executive sessions of outside directors;	●	Director continuing education;
●	Meeting attendance by directors and non-directors;	●	Succession planning;
●	Appropriate information and access;	●	Related person transactions;
●	Ability to retain advisors;	●	Communication with directors; and
●	Conflicts of interest and director independence;	●	Director attendance at annual meetings of stockholders; and
●	Board interaction with corporate constituencies;	●	Change of principal occupation and board memberships.
●	Stock ownership by directors and executive officers;
●	Retirement and term limits;

Structure of the Board of Directors; Director Independence

The Board of Directors has determined that four of our five current directors – Sol J. Barer, Ph.D., Isaac Blech, Rex Bright and Nelson K. Stacks – are “independent directors” under the Listing Rules of The NASDAQ Stock Market. Upon completion of the Merger, the combined company’s Board of Directors will consist of six directors. Prior to or promptly following completion of the Merger, the Board of Directors intends to determine which of those six directors will qualify as “independent directors” under the Listing Rules of The NASDAQ Stock Market. The Listing Rules of The NASDAQ Stock Market provide a non-exclusive list of persons who are not considered independent. For example, under these rules, a director who is, or during the past three years was, employed by the company or by any parent or subsidiary of the company, other than prior employment as an interim chairman or chief executive officer, would not be considered independent. No director qualifies as independent unless the Board of Directors affirmatively determines that the director does not have a material relationship with the listed company that would interfere with the exercise of independent judgment. In making an affirmative determination that a director is an “independent director,” the Board of Directors reviewed and discussed information provided by these individuals and by us with regard to each of their business and personal activities as they may relate to us and our management.

Board Leadership Structure

The Board of Directors believes that our stockholders are best served if the Board of Directors retains the flexibility to adapt its leadership structure to applicable facts and circumstances, which necessarily change over time. Accordingly, under our Corporate Governance Guidelines, the office of Chairman of the Board and Chief Executive Officer may or may not be held by one person. The Board of Directors believes it is best not to have a fixed policy on this issue and that it should be free to make this determination based on what it believes is best under the circumstances. However, the Board of Directors strongly endorses the concept of an independent director being in a position of leadership for the rest of the outside directors. Under our Corporate Governance Guidelines, if at any time the Chief Executive Officer and Chairman of the Board positions are held by the same person, the Board of Directors, upon recommendation of the Nominating and Corporate Governance Committee, will elect an independent director as a lead independent director.

Sol J. Barer, Ph.D. currently serves as our non-executive Chairman of the Board and Isaac Blech currently serves as our non-executive Vice Chairman of the Board. Stephen M. Simes currently serves as our Chief Executive Officer. Because these positions currently are not held by the same person, we do not have a lead independent director.

After the Merger, it is anticipated that David G. Kalergis will serve as the Chairman of the Board and Chief Executive Officer of the combined company.

Executive Sessions

At each regular meeting of the Board of Directors, our independent directors meet in executive session with no company management present during a portion of the meeting. Our Chairman of the Board currently presides over these executive sessions and serves as a liaison between the independent directors and our Chief Executive Officer.

Board Meetings and Attendance

The Board of Directors held 10 meetings during 2014. All of our directors attended 75 percent or more of the aggregate meetings of the Board of Directors and all committees on which they served during 2014.

Board Committees

The Board of Directors has three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of these committees has the composition and responsibilities described below. The Board of Directors from time to time may establish other committees to facilitate the management of our company and may change the composition and the responsibilities of our existing committees. Each of our three standing committees has a charter which can be found on the Investors—Corporate Governance—Board Committees section of our corporate website at www.restorgenex.com. The table below summarizes the current membership of each of our three standing board committees by our non-employee directors. None of our employee directors serves as a member of any of our board committees.

Director	Audit	Compensation	Nominating and Corporate Governance
Sol J. Barer, Ph.D.	—	√	√
Isaac Blech	√	√	Chair
Rex Bright	Chair	—	√
Nelson K. Stacks	√	Chair	√

The table below summarizes the anticipated membership of each of our three standing board committees after the Merger.

Director	Audit	Compensation	Nominating and Corporate Governance
Alan Levin	Chair	√	√
Mark T. Giles	√	√	Chair
Robert Adams	√	Chair	√

Audit Committee

Responsibilities. The primary responsibilities of the Audit Committee include:

●

overseeing our accounting and financial reporting processes, systems of internal control over financial reporting and disclosure controls and procedures on behalf of the Board of Directors and reporting the results or findings of its oversight activities to the Board;

●

having sole authority to appoint, retain and oversee the work of our independent registered public accounting firm and establishing the compensation to be paid to the independent registered public accounting firm;

●

establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●

reviewing and pre-approving all audit services and permissible non-audit services to be performed for us by our independent registered public accounting firm as provided under the federal securities laws and rules and regulations of the SEC; and

●

overseeing our system to monitor and manage risk, and legal and ethical compliance programs, including the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to each of our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Audit Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

Composition and Audit Committee Financial Expert. The current members of the Audit Committee are Messrs. Bright, Blech and Stacks. Mr. Bright is the current chair of the Audit Committee. The anticipated members of the Audit Committee after the Merger are Messrs. Adams, Giles and Levin.

Each current member of the Audit Committee qualifies, and each anticipated member of the Audit Committee after the Merger is expected to qualify, as “independent” for purposes of membership on audit committees under the Listing Rules of The NASDAQ Stock Market and the rules and regulations of the SEC and is “financially literate” under the Listing Rules of The NASDAQ Stock Market. In addition, the Board of Directors has determined that Mr. Bright qualifies as an “audit committee financial expert” as defined by the rules and regulations of the SEC and meet the qualifications of “financial sophistication” under the Listing Rules of The NASDAQ Stock Market. In connection with the completion of the Merger, the Board of Directors intends to determine which members of the Audit Committee following the Merger qualify as an “audit committee financial expert” and meets the qualifications of “financial sophistication.” Stockholders should understand that these designations related to the Audit Committee members’ experience and understanding with respect to certain accounting and auditing matters are disclosure requirements of the SEC and The NASDAQ Stock Market and do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of the Audit Committee or of the Board of Directors.

Meetings. The Audit Committee met five times during 2014.

Compensation Committee

Responsibilities. The primary responsibilities of the Compensation Committee include:

●

determining the annual salaries, incentive compensation, long-term incentive compensation, special or supplemental benefits or perquisites and any and all other compensation applicable to our Chief Executive Officer and other executive officers;

●

determining any revisions to corporate goals and objectives with respect to compensation for our Chief Executive Officer and other executive officers and establishing and leading a process for the full Board of Directors to evaluate the performance of our Chief Executive Officer and other executive officers in light of those goals and objectives;

●

administering our equity-based compensation plans, including determining specific grants of options and other awards for executive officers and other employees under our equity-based compensation plans;

●

reviewing and discussing with our Chief Executive Officer and reporting periodically to the Board of Directors plans for executive officer development and corporate succession plans for the Chief Executive Officer and other key executive officers and employees; and

●	establishing and leading a process for determination of the compensation applicable to the non-employee directors on the Board.

The Compensation Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

Composition. The current members of the Compensation Committee are Dr. Barer and Messrs. Blech and Stacks. Mr. Stacks is the chair of the Compensation Committee. The anticipated members of the Compensation Committee after the Merger are Messrs. Adams, Giles and Levin. Each of the current members of the Compensation Committee is, and each anticipated member of the Compensation Committee after the Merger is expected to qualify as, an “independent director” under the Listing Rules of The NASDAQ Stock Market and a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

Meetings. The Compensation Committee met three times during 2014.

Processes and Procedures for Consideration and Determination of Executive Compensation. Until the Compensation Committee was established in June 2014, the Board of Directors was responsible for establishing, implementing and monitoring our executive compensation program philosophy and practices. The Board of Directors sought to ensure that the total compensation paid to our executive officers was fair, reasonable and competitive.

In June 2014, the Board of Directors created the Compensation Committee. As described above, the Compensation Committee has authority to determine all compensation applicable to our executive officers. In setting executive compensation for our executive officers, the Compensation Committee considers the following primary factors: each executive’s position within the company and the level of responsibility; the ability of the executive to affect key business initiatives; the executive’s individual experience and qualifications; compensation paid to executives of comparable positions by companies similar to our company; company and individual performance; the executive’s current and historical compensation levels; recommendations of our Chief Executive Officer; and input from the Compensation Committee’s independent compensation consulting firm, Radford.

In making decisions regarding the form and amount of compensation to be paid to our executive officers (other than our Chief Executive Officer), the Compensation Committee considers and gives weight to the recommendations of our Chief Executive Officer recognizing that due to his reporting and otherwise close relationship with each executive, the Chief Executive Officer often is in a better position than the Compensation Committee to evaluate the performance of each executive (other than himself). In making decisions regarding the form and amount of compensation to be paid to our Chief Executive Officer, the Compensation Committee considers the recommendation of the Chief Executive Officer with respect to his own compensation and the Compensation Committee’s own assessment of the Chief Executive Officer’s annual performance and input from other Board members. The Compensation Committee meets in executive session regularly and makes all executive compensation decisions without the presence of the Chief Executive Officer or any executive or employee of our company.

The Compensation Committee has retained the services of Radford to provide advice with respect to executive compensation. Radford was engaged directly by the Compensation Committee and did not advise our management and only worked with management with the express permission of the Compensation Committee. Radford did not provide any services to our company other than those for which it was retained by the Compensation Committee. Radford’s engagement by the Compensation Committee includes reviewing and advising on all significant aspects of executive compensation. This includes base salaries, short-term cash incentives and long-term equity incentives for our executives, and cash compensation and long-term equity incentives for our non-employee directors. In so doing, at the request of the Compensation Committee, Radford recommended a peer group of companies, collected relevant market data from these companies to allow the Compensation Committee to compare elements of our executive compensation program to those of our peers and made other recommendations to the Compensation Committee regarding certain aspects of our executive compensation program. In making decisions regarding the form and amount of compensation to be paid to our executives, the Compensation Committee considers the information gathered by and recommendations of Radford.

Processes and Procedures for Consideration and Determination of Director Compensation. The Board of Directors has delegated to the Compensation Committee the responsibility, among other things, to establish and lead a process for determination of compensation payable to our non-employee directors. The Compensation Committee makes recommendations regarding compensation payable to our non-employee directors to the entire Board of Directors, which then makes the final decisions.

The Board of Directors has engaged Radford to also assist the Board of Directors in determining director compensation. In making decisions regarding compensation to be paid to our directors, the Board of Directors considers the recommendations of Radford, but also other factors, such as its own views as to the form and amount of compensation to be paid, the current and anticipated time demands placed on directors and other factors that may be relevant.

Nominating and Corporate Governance Committee

Responsibilities. The primary responsibilities of the Nominating and Corporate Governance Committee are:

●	identifying individuals qualified to become Board members;

●	recommending director nominees for each annual meeting of our stockholders and director nominees to fill any vacancies that may occur between meetings of stockholders;

●

being aware of best practices in corporate governance and developing and recommending to the Board of Directors a set of corporate governance standards to govern the Board of Directors, its committees, our company and our employees in the conduct of our business and affairs; and

●	developing and overseeing a Board and Board committee evaluation process.

The Nominating and Corporate Governance Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

Composition. The current members of the Nominating and Corporate Governance Committee are Dr. Barer, Mr. Blech, Mr. Bright and Mr. Stacks. Mr. Blech is the current chair of the Nominating and Corporate Governance Committee. The anticipated members of the Nominating and Corporate Governance Committee after the Merger are Messrs. Adams, Giles and Levin. Each of the current members of the Nominating and Corporate Governance Committee is, and each anticipated member of the Nominating and Corporate Governance Committee after the Merger is expected to qualify as, an “independent director” within the meaning of the Listing Rules of The NASDAQ Stock Market.

Meetings. The Nominating and Corporate Governance Committee did not meet during 2014.

Director Nominations Process

In selecting nominees for the Board of Directors, the Nominating and Corporate Governance Committee first determines whether the incumbent directors are qualified to serve, and wish to continue to serve, on the Board. The Nominating and Corporate Governance Committee believes that our company and stockholders benefit from the continued service of qualified incumbent directors because those directors have familiarity with and insight into our company’s affairs that they have accumulated during their tenure with RestorGenex. Appropriate continuity of Board membership also contributes to the Board’s ability to work as a collective body. Accordingly, it is the practice of the Nominating and Corporate Governance Committee, in general, to re-nominate an incumbent director at the upcoming annual meeting of stockholders if the director wishes to continue his service with the Board, the director continues to satisfy the Nominating and Corporate Governance Committee’s criteria for membership on the Board, the Nominating and Corporate Governance Committee believes the director continues to make important contributions to the Board, and there are no special, countervailing considerations against re-nomination of the director.

In identifying and evaluating new candidates for election to the Board, the Nominating and Corporate Governance Committee intends to first solicit recommendations for nominees from persons whom the Nominating and Corporate Governance Committee believes are likely to be qualified candidates having the qualifications, skills and characteristics required for Board nominees from time to time. Such persons may include members of the Board of Directors and senior management of RestorGenex. In addition, the Nominating and Corporate Governance Committee may engage a search firm to assist it in identifying qualified candidates. The Nominating and Corporate Governance Committee then intends to review and evaluate each candidate whom it believes merits serious consideration, taking into account available information concerning the candidate, any qualifications or criteria for Board membership established by the Nominating and Corporate Governance Committee, the existing composition of the Board, and other factors that it deems relevant. In conducting its review and evaluation, the Nominating and Corporate Governance Committee may solicit the views of our management, other Board members, and any other individuals it believes may have insight into a candidate. The Nominating and Corporate Governance Committee may designate one or more of its members and/or other Board members to interview any proposed candidate.

The Nominating and Corporate Governance Committee will consider recommendations for the nomination of directors submitted by our stockholders. The Nominating and Corporate Governance Committee will evaluate candidates recommended by stockholders in the same manner as those recommended as stated above. In accordance with procedures set forth in our Amended and Restated Bylaws, our stockholders may propose nominees for election to the Board of Directors only after providing timely written notice to our Corporate Secretary. To be timely for our 2016 annual meeting of stockholders, a stockholder’s notice to our Corporate Secretary must be delivered to or mailed and received at our principal executive offices on or before January 26, 2016 but not earlier than December 27, 2015; provided, however, that in the event that the annual meeting of stockholders is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting of stockholders was mailed or such public disclosure of the date of the annual meeting of stockholders was made, whichever first occurs.

The notice must set forth, among other things:

●	the nominee’s name, age, business address and residence address;

●	the nominee’s principal occupation or employment;

●	the class and number of shares of our capital stock which are beneficially owned by the nominee; and

●	any other information concerning the nominee required under the rules of the SEC in a proxy statement soliciting proxies for the election of directors.

Submissions must be made by mail, courier or personal delivery. E-mailed submissions will not be considered. The Nominating and Corporate Governance Committee will consider only those stockholder recommendations whose submissions comply with these procedural requirements. The Nominating and Corporate Governance Committee will evaluate candidates recommended by stockholders in the same manner as those recommended by others.

There are no formal requirements or minimum qualifications that a candidate must meet in order for the Nominating and Corporate Governance Committee to recommend the candidate to the Board of Directors. The Nominating and Corporate Governance Committee believes that each nominee should be evaluated based on his or her merits as an individual, taking into account the needs of our company and the Board of Directors. However, in evaluating candidates, there are a number of criteria that the Nominating and Corporate Governance Committee generally views as relevant and is likely to consider. Some of these factors include:

●	whether the candidate is an “independent director” under the Listing Rules of The NASDAQ Stock Market and meets any other applicable independence tests under the federal securities laws and rules and regulations of the SEC;

●	whether the candidate is “financially sophisticated” and otherwise meets the requirements for serving as a member of an audit committee under the Listing Rules of The NASDAQ Stock Market;

●	whether the candidate is an “audit committee financial expert” under the rules and regulations of the SEC;

●	the needs of our company with respect to the particular talents and experience of our directors;

●	the personal and professional integrity and reputation of the candidate;

●	the candidate’s level of education and business experience;

●	the candidate’s broad-based business acumen;

●	the candidate’s level of understanding of our business and industry and other industries relevant to our business;

●	the candidate’s ability and willingness to devote adequate time to work of the Board of Directors and its committees;

●

the fit of the candidate’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of our company;

●	whether the candidate possesses strategic thinking and a willingness to share ideas;

●	the candidate’s diversity of experiences, expertise and background; and

●	the candidate’s ability to represent the interests of all stockholders and not a particular interest group.

While we do not have a stand-alone diversity policy, in considering whether to recommend any director nominee, including candidates recommended by stockholders, the Nominating and Corporate Governance Committee will consider the factors above, including the candidate’s diversity of experiences, expertise and background. The Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, expertise and backgrounds. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities.

Board Oversight of Risk

The Board of Directors as a whole has responsibility for risk oversight, with more in-depth reviews of certain areas of risk being conducted by the relevant Board committees that report on their deliberations to the full Board of Directors. The oversight responsibility of the Board and its committees is enabled by management reporting processes that are designed to provide information to the Board about the identification, assessment and management of critical risks and management’s risk mitigation strategies. The areas of risk that we currently focus on include regulatory, operational, financial (accounting, credit, liquidity and tax), legal, compensation, competitive, health, safety and environment, economic, political and reputational risks.

The standing committees of the Board of Directors oversee risks associated with their respective principal areas of focus. The Audit Committee’s role includes a particular focus on the qualitative aspects of financial reporting to stockholders, on our processes for the management of business and financial risk, our financial reporting obligations and for compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee, along with management, is also responsible for developing and participating in a process for review of important financial and operating topics that present potential significant risk to our company. The Compensation Committee is responsible for overseeing risks and exposures associated with our compensation programs and arrangements, including our executive and director compensation programs and arrangements, and management succession planning. The Nominating and Corporate Governance Committee oversees risks relating to our corporate governance matters and policies and director succession planning.

We recognize that a fundamental part of risk management is understanding not only the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for our company. The involvement of the full Board of Directors in setting our business strategy is a key part of the Board’s assessment of management’s appetite for risk and also a determination of what constitutes an appropriate level of risk for our company.

We believe our current Board leadership structure is appropriate and helps ensure proper risk oversight for our company for a number of reasons, including: (1) general risk oversight by the full Board of Directors in connection with its role in reviewing our key long-term and short-term business strategies and monitoring on an on-going basis the implementation of our key business strategies; (2) more detailed oversight by our standing Board committees that are currently comprised of and chaired by our independent directors, and (3) the focus of our Chairman of the Board on allocating appropriate Board agenda time for discussion regarding the implementation of our key business strategies and specifically risk management.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all of our directors, executive officers, including our Chief Executive Officer and our Chief Financial Officer, and other employees, and meets the requirements of the SEC. A copy of our Code of Business Conduct and Ethics is available on the Investors—Corporate Governance—Code of Business Conduct and Ethics section of our corporate website at www.restorgenex.com.

Complaint Procedures

The Audit Committee has established procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and the submission by our employees, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters, which procedures are set forth in our Code of Business Conduct and Ethics. Our personnel with such concerns are encouraged to discuss their concerns with their supervisor first, who in turn will be responsible for informing our Chief Executive Officer of any concerns raised. If an employee prefers not to discuss a particular matter with his or her own supervisor, the employee may instead discuss such matter with our Chief Executive Officer. If an individual prefers not to discuss a matter with the Chief Executive Officer or if the Chief Executive Officer is unavailable and the matter is urgent, the individual is encouraged to contact the Chair of the Audit Committee.

Policy Regarding Director Attendance at Annual Meetings of Stockholders

It is the policy of the Board of Directors that directors standing for re-election should attend our annual meeting of stockholders, if their schedules permit. All of our directors standing for re-election attended our 2015 annual meeting of stockholders.

Process Regarding Stockholder Communications with Board of Directors

Prior to the completion of the Merger, stockholders may communicate with the Board of Directors or any one particular director by sending correspondence, addressed to our Corporate Secretary, RestorGenex Corporation, 2150 East Lake Cook Road, Suite 750, Buffalo Grove, Illinois 60089, with an instruction to forward the communication to the Board of Directors or one or more particular directors. Our Corporate Secretary will forward promptly all such stockholder communications to the Board of Directors or the one or more particular directors, with the exception of any advertisements, solicitations for periodical or other subscriptions and other similar communications.

director compensation

___________________

Overview of Director Compensation Program

As described in more detail under the heading “Corporate Governance—Compensation Committee—Responsibilities,” the Board of Directors has delegated to the Compensation Committee the responsibility, among other things, to establish and lead a process for the determination of compensation payable to our non-employee directors. The Compensation Committee makes recommendations regarding compensation payable to our non-employee directors to the entire Board of Directors, which then makes final decisions regarding such compensation.

The principal elements of our director compensation program for 2014 included:

●	cash compensation in the form of annual cash retainers; and

●	long-term equity-based incentive compensation, in the form of stock options.

We do not compensate our employee directors separately for serving on the Board of Directors.

Cash Compensation

The cash compensation paid to our non-employee directors for 2014 consisted of the following annual Board and Board committee cash retainers.

Description	Annual Cash Retainer
Board Member (other than Chairman)	$35,000
Chairman of the Board	50,000
Audit Committee Chair	15,000
Compensation Committee Chair	10,000
Nominating and Corporate Governance Committee Chair	7,500
Audit Committee Member (other than Chair)	7,500
Compensation Committee Member (other than Chair)	5,000
Nominating and Corporate Governance Committee Member (other than Chair)	3,750

The annual cash retainers are paid on a quarterly basis in arrears at the end of each calendar quarter. For example, the retainers paid at the end of the first calendar quarter are for the period from January 1 through March 31.

Long-Term Equity-Based Incentive Compensation

In addition to cash compensation, our non-employee directors receive long-term equity-based incentive compensation in the form of options to purchase shares of our common stock. The options have a ten-year term and an exercise price equal to the fair market value of our common stock on the grant date. The options granted to our non-employee directors vest quarterly over three years. See note 1 to the Director Compensation Table under the heading “—Summary Director Compensation Table for Fiscal 2014” for a summary of all options granted to our non-employee directors during the year ended December 31, 2014. See note 2 to the Director Compensation Table under the heading “—Summary Director Compensation Table for Fiscal 2014” for a summary of all options to purchase shares of our common stock held by our non-employee directors as of December 31, 2014.

Indemnification Agreements

We have entered into agreements with all of our directors under which we are required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors. We will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Summary Director Compensation Table for Fiscal 2014

The table below provides summary information concerning the compensation of each individual who served as a director of RestorGenex during the year ended December 31, 2014, other than Stephen M. Simes, our Chief Executive Officer, Jerold Rubinstein, our former Chairman of the Board and Chief Executive Officer, David Sherris, Ph.D., our former Chief Scientific Officer, and Yael Schwartz, Ph.D., our former Executive Vice President of Preclinical Development, whose compensation is described later in this proxy statement under the heading “Executive Compensation.”

DIRECTOR COMPENSATION - 2014

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Sol J. Barer, Ph.D.	$58,750	$73,100	$0	$131,850
Isaac Blech	55,000	47,191	0	102,191
Rex Bright	42,708	36,290	0	78,998
Nelson K. Stacks	56,250	36,442	0	92,692

(1)

On January 7, 2014, Sol J. Barer, Ph.D. received an option to purchase 34,883 shares of common stock, Isaac Blech received an option to purchase 17,441 shares of common stock and Nelson K. Stacks received an option to purchase 17,441 shares of common stock. These options have an exercise price of $3.00 per share, expire on January 6, 2024 and vest quarterly over three years. On February 5, 2014, Rex Bright received an option to purchase 17,730 shares of common stock. This option has an exercise price of $3.00 per share, expires on February 4, 2024 and vests quarterly over three years. On July 24, 2014, Sol J. Barer, Ph.D. received an option to purchase 123,287 shares of common stock, Isaac Blech received an option to purchase 87,449 shares of common stock, Rex Bright received an option to purchase 61,085 shares of common stock and Nelson K. Stacks received an option to purchase 61,374 shares of common stock. These options have an exercise price of $3.92 per share, expire on July 23, 2024 and vest quarterly over three years.

Amounts reported in the “Option Awards” column represent the aggregate grant date fair value for option awards granted to each director in 2014 computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. The grant date fair value is determined based on our Black-Scholes option pricing model. The table below sets forth the specific assumptions used in the valuation of each option award granted to each director:

Grant Date	Grant Date Fair Value Per Share ($)	Risk Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
01/07/2014	$3.00	2.030%	6	71.16%	0
02/05/2014	3.00	1.820%	6	71.18%	0
07/24/2014	3.92	1.958%	6	69.90%	0

(2)

The table below provides information regarding the aggregate number of options to purchase shares of common stock outstanding at December 31, 2014 and held by each of the directors listed in the table:

Name	Aggregate Number of Securities Underlying Options	Exercisable/ Unexercisable	Range of Exercise Price(s)	Range of Expiration Date(s)
Sol J. Barer, Ph.D	158,170	32,176/125,994	$3.00 – 3.92	01/06/2024 – 07/23/2024
Isaac Blech	104,890	20,389/84,501	3.00 – 3.92	01/06/2024 – 07/23/2024
Rex Bright	78,815	16,091/62,724	3.00 – 3.92	02/04/2024 – 07/23/2024
Nelson K. Stacks	78,815	16,043/62,772	3.00 – 3.92	01/06/2024 – 07/23/2024

(3)	We do not provide perquisites or other personal benefits to our directors.

EXECUTIVE COMPENSATION

___________________

Executive Compensation Decision Making

Role of the Board of Directors. Until the Compensation Committee was established in June 2014, the Board of Directors was responsible for establishing, implementing and monitoring our executive compensation program philosophy and practices. Our Board of Directors sought to ensure that the total compensation paid to our executive officers was fair, reasonable and competitive.

Role of the Compensation Committee. In June 2014, the Board of Directors created the Compensation Committee, which is currently comprised of Nelson K. Stacks (Chair), Sol J. Barer, Ph.D. and Isaac Blech. Each of the current members of the Compensation Committee is an “independent director” under the Listing Rules of The NASDAQ Stock Market and a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. The Compensation Committee has authority to determine all compensation applicable to our executive officers.

In setting executive compensation for our executive officers, the Compensation Committee considers the following primary factors:

●	each executive’s position within the company and the level of responsibility;

●	the ability of the executive to affect key business initiatives;

●	the executive’s individual experience and qualifications;

●	compensation paid to executives of comparable positions by companies similar to our company;

●	company and individual performance;

●	the executive’s current and historical compensation levels;

●	recommendations of our Chief Executive Officer; and

●	input from the Compensation Committee’s independent consulting firm, Radford.

In making decisions regarding the form and amount of compensation to be paid to our executive officers (other than our Chief Executive Officer), the Compensation Committee considers and gives weight to the recommendations of our Chief Executive Officer recognizing that due to his reporting and otherwise close relationship with each executive, the Chief Executive Officer often is in a better position than the Compensation Committee to evaluate the performance of each executive (other than himself). In making decisions regarding the form and amount of compensation to be paid to our Chief Executive Officer, the Compensation Committee considers the recommendation of the Chief Executive Officer with respect to his own compensation and the Compensation Committee’s own assessment of the Chief Executive Officer’s annual performance and input from other Board members. The Compensation Committee meets in executive session regularly and makes all executive compensation decisions without the presence of the Chief Executive Officer or any executive or employee of our company.

Role of Management. Our Chief Executive Officer assists the Compensation Committee primarily by making formal recommendations regarding the amount and type of compensation to be paid to our executives (including himself). In making such recommendations, our Chief Executive Officer considers many of the same factors listed above that the Compensation Committee considers in setting executive compensation, including in particular an assessment of each executive’s annual performance. Final deliberations and decisions regarding the compensation to be paid to each of our executives, however, are made by the Compensation Committee without the presence of the Chief Executive Officer or any of the executives.

Role of Consulting Firm. The Compensation Committee has retained the services of Radford to provide advice with respect to executive compensation. Radford was engaged directly by the Compensation Committee and did not advise our management and only worked with management with the express permission of the Compensation Committee. Radford did not provide any services to our company other than those for which it was retained by the Compensation Committee.

Radford’s engagement by the Compensation Committee includes reviewing and advising on all significant aspects of executive compensation. This includes base salaries, short-term cash incentives and long-term equity incentives for our executives, and cash compensation and long-term equity incentives for our non-employee directors. In so doing, at the request of the Compensation Committee, Radford recommended a peer group of companies, collected relevant market data from these companies to allow the Compensation Committee to compare elements of our executive compensation program to those of our peers and made other recommendations to the Compensation Committee regarding certain aspects of our executive compensation program. In making decisions regarding the form and amount of compensation to be paid to our executives, the Compensation Committee considers the information gathered by and recommendations of Radford. The Compensation Committee values especially Radford’s benchmarking information and input regarding best practices and trends in executive compensation matters, especially with respect to small public companies in the biopharmaceutical and life sciences industry.

Use of Peer Group Data. To assist the Compensation Committee in determining appropriate levels of compensation for certain elements of our executive compensation program, the Compensation Committee reviews annually the compensation levels of our executive officers against the compensation levels of comparable positions with companies similar to our company in terms of industry and financial profile. The elements of our executive compensation program to which the Compensation Committee “benchmarks” or uses to base or justify a compensation decision or to structure a framework for compensating executives include our base salary, short-term cash incentive opportunity and long-term equity incentives. With respect to other elements of our executive compensation program, such as perquisites, severance and change of control arrangements, the Compensation Committee benchmarks these elements on a periodic or as needed basis and in some cases uses peer group or market data more as a “market check” after determining the compensation on some other basis.

The Compensation Committee believes that compensation paid by peer group companies is representative of the compensation required to attract, retain and motivate our executive talent. The Compensation Committee believes that use of a peer group provides more relevant comparisons for purposes of benchmarking than broader survey data since the Compensation Committee believes that the compensation paid by the peer companies which are in the same industry and have a similar financial profile is typically more representative than broader survey data.

During the fourth quarter of 2014, Radford worked with the Compensation Committee to identify a peer group of 20 other biopharmaceutical companies with a financial profile similar to ours. The members of the peer group at the time the peer group was created had a market capitalization generally between $50 million and $330 million, an organization size of less than 40 employees, research and development expense of less than $25 million and cash and cash equivalents of less than $72 million. The Compensation Committee used this information to assist it in determining compensation.

In reviewing benchmarking data, the Compensation Committee recognizes that benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to our company. Nevertheless, the Compensation Committee believes that gathering this information is an important part of its compensation-related decision-making process. The Compensation Committee believes that compensation paid by peer group companies is representative of the compensation required to attract, retain and motivate our executive talent. However, where a sufficient basis for comparison does not exist between the peer group data and an executive, the Compensation Committee gives less weight to the peer group data. For example, relative compensation benchmarking analysis does not consider individual specific performance or experience or other case-by-case factors that may be relevant in hiring or retaining a particular executive.

Market Positioning. The Compensation Committee targets base salary, target total cash compensation and target total direct compensation at the 50th percentile of companies in our peer group. The Compensation Committee believes that median positioning attracts and retains executive talent, but at the same time recognizes our company’s cost structure, especially with respect to fixed base compensation. The actual target compensation for each individual executive may be higher or lower than the targeted market position based on the individual’s skills, experience, contribution, performance, tenure or other factors that the Compensation Committee may take into account that are relevant to the individual executive.

Overview of Executive Compensation Program

Our executive compensation program for the fiscal year ended December 31, 2014 consisted of:

●	Base salary;

●	Annual cash incentive compensation;

●	Long-term equity-based incentive compensation, in the form of stock options; and

●	All other compensation.

Base Salary. We provide a base salary for our executives, which, unlike some of the other elements of our executive compensation program, is not subject to company or individual performance risk. We recognize the need for most executives to receive at least a portion of their total compensation in the form of a fixed base salary that is paid in cash regularly throughout the year.

We initially fix base salaries for our executives at a level that we believe enables us to hire and retain them in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business objectives. The Compensation Committee reviews base salaries for our executive officers in the beginning of each year. In February 2015, the Compensation Committee reviewed base salaries for 2015 and determined to keep base salaries for our executives the same as their respective 2014 base salaries.

Annual Cash Incentive Compensation. In addition to base compensation, we provide our executives the opportunity to earn annual cash incentive compensation. Each executive under his or her employment agreement has an opportunity to earn an annual incentive target bonus, expressed as a percentage of the executive’s annual base salary. Each executive’s target bonus percentage is based on the individual’s position and level of responsibility within the company. Each executive’s payout for 2014 was determined by the Compensation Committee in February 2015 and was based on, among other things, each executive’s achievements during 2014. Since 2014 was a year of transition, it was impracticable to establish objective performance goals in the beginning of 2014 upon which to determine 2014 annual incentive bonuses.

Annual incentive bonuses made to our named executive officers for 2014, prorated for those officers whose employment began in 2014, were as follows:

Named Executive	2014 Target Annual Incentive Bonus As Percent of Base Salary	Target 2014 Annual Incentive Bonus	Actual 2014 Annual Incentive Bonus
Stephen M. Simes	60%	$212,500	$212,500
Phillip B. Donenberg	45%	87,100	87,100
Yael Schwartz, Ph.D. (1)	35%	115,500	28,875
Mark A. Weinberg, M.D.	50%	74,435	74,435

(1) Dr. Schwartz resigned as an officer, director and employee of RestorGenex effective April 30, 2015.

Long-Term Equity-Based Incentive Compensation. Although we do not have any stock retention or ownership guidelines, the Board of Directors has adopted Corporate Governance Guidelines that address ownership of our common stock by our executives and which encourage our executives to have a financial stake in our company in order to align the interests of our stockholders and management. The Compensation Committee’s primary objectives with respect to long-term equity-based incentives are to align the long-term interests of our executives with the long-term interests of our stockholders by creating a strong and direct linkage between compensation and long-term stockholder return, promote stock ownership and create significant incentives for retention.

An important objective of our long-term incentive compensation is to strengthen the relationship between the long-term value of the price of our common stock and the potential financial gain for employees. We believe that stock options are an important part of our overall compensation program. We believe that options effectively incentivize our employees to maximize our company performance, as the value of awards is directly tied to an appreciation in the value of our common stock, and provide an effective retention mechanism as a result of the applicable vesting mechanics of the options.

Stock options provide recipients with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market price. The vesting of our stock options is time-based and vest in quarterly installments over three years. Our policy is to grant options with an exercise price equal to 100 percent of the fair market value of our common stock on the grant date. A stock option becomes valuable for an employee only if the per share price of our common stock increases above the per share exercise price of the option and the holder of the option remains employed during the period required for the option to vest. This provides an incentive for an option holder to remain employed by us. In addition, stock options link a portion of an employee’s compensation to the interests of our stockholders by providing an incentive to achieve corporate goals and increase the market price of our common stock over the three-year vesting period. However, unless our stock price increases after the stock option grants are made, they deliver no value to the option holders.

In determining the number of stock options to grant our executives, the Compensation Committee typically targets long-term incentive values and grants as a percent of company at the peer 50th percentile. During 2014, option grants were made to most of our executives on two occasions, first on the date of hire or June 3, 2014, and second, on July 24, 2014. The option grants to executives on July 24, 2014 were intended to “true up” the earlier option grants, which were determined based on a percent of company basis, assuming an equity raise by our company of $15 million. After completion of our private placement financing in June 2014, which raised $35.6 million in gross proceeds, and thus significantly more funds and resulted in the issuance of significantly more equity than originally anticipated when the initial option grants were made, the Board of Directors upon recommendation of the Compensation Committee, which received input from Radford, granted additional “true up” options to executives.

The table below describes the stock option grants made to the executives named in the Summary Compensation Table below in 2014 (including, if applicable, initial grants and “true up” grants) and the aggregate grant date fair value of such grants.

Named Executive Officer	Number of Options	Aggregate Grant Date Fair Value
Stephen M. Simes	1,042,975	$489,647
Phillip B. Donenberg	521,475	270,423
Yael Schwartz, Ph.D. (1)	234,675	125,177
Mark A. Weinberg, M.D	521,475	213,390

(1) Dr. Schwartz resigned as an officer, director and employee of RestorGenex effective April 30, 2015.

Under the terms of our insider trading policy, our executives are prohibited from engaging in any hedging or significant pledging of their shares of our common stock. We believe stock options also may enable us to attract, retain and motivate our executives by maintaining competitive levels of total compensation.

During 2014, we did not have a stockholder-approved equity compensation plan under which we could grant equity awards, so all equity awards granted during 2014 were granted as non-plan awards.

All Other Compensation. It is generally our policy not to extend significant perquisites to our executives that are not available to our employees generally. Our executives receive benefits, which are also received by our other employees, including participation in the RestorGenex Corporation 401(k) Plan and health, dental and life insurance benefits. Under the 401(k) plan, all eligible participants, including our named executive officers, may voluntarily request that we reduce his or her pre-tax compensation by up to 10 percent (subject to certain special limitations) and contribute such amounts to a trust. Beginning in 2015, we instituted a 401(k) plan match pursuant to which we will provide a dollar-for-dollar matching contribution up to 4.2 percent of a plan participant’s salary beginning after three months of employment that would vest one-half after one year of employment and the remainder after two years of employment. We do not provide pension arrangements or post-retirement health coverage for our executives or employees. We also do not provide any nonqualified defined contribution or other deferred compensation plans.

Summary Compensation Table for Fiscal 2014

The table below provides summary compensation information concerning all compensation awarded to, earned by or paid to the individuals that served as our principal executive officer during the year ended December 31, 2014, regardless of compensation level, and our two most highly compensated executive officers other than our principal executive officer, during 2014. We have also included summary compensation information for Mark A. Weinberg, M.D., our Senior Vice President, Clinical Development. On April 30, 2015, we entered into a resignation agreement with Dr. Schwartz pursuant to which she resigned as an officer, employee and director of RestorGenex and our subsidiaries.

SUMMARY COMPENSATION TABLE – 2014

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	All Other Compens-ation(3)	Total
Stephen M. Simes(4)	2014	$349,808	$212,500	$489,647	$0	$1,051,955
Chief Executive Officer

Jerold Rubinstein(5)	2014	52,083	0	5,579	222,917	280,579
Former Chief Executive Officer and Chairman of the Board	2013	250,000	0	665,000	157,800	1,072,800

Phillip B. Donenberg(6)	2014	200,571	87,100	270,423	0	558,094
Chief Financial Officer and Corporate Secretary

Yael Schwartz, Ph.D.(7)	2014	330,000	28,875	125,177	0	484,052
Former Executive Vice President of Preclinical Development	2013	41,250	0	0	0	41,250

Mark A. Weinberg, M.D.(8)	2014	146,462	74,435	213,390	0	434,287
Senior Vice President, Clinical Development

(1)	Consists of discretionary bonuses for 2014 performance, but paid in 2015.

(2)

Amount reported represents the aggregate grant date fair value for option awards granted to each named executive officer computed in accordance with FASB ASC Topic 718. The grant date fair value is determined based on our Black-Scholes option pricing model. The table below sets forth the specific assumptions used in the valuation of each such option award:

Grant Date	Grant Date Fair Value Per Share ($)	Risk Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
01/07/2014	$3.00	2.030%	6	71.16%	0
03/05/2014	2.50	1.850%	6	71.28%	0
05/27/2014	4.00	1.820%	6	70.71%	0
06/03/2014	4.15	1.925%	6	70.71%	0
07/24/2014	3.92	1.958%	6	69.90%	0
08/04/2014	3.90	1.905%	6	69.80%	0

(3)

For 2014, represents $25,000 Mr. Rubinstein received in connection with his consulting agreement and $197,917 Mr. Rubinstein received upon the closing of our private placement financing in 2014 in connection with his settlement agreement dated April 23, 2014 with the company. For 2013, represents $100,000 Mr. Rubinstein received as Chairman of the Board of Directors, $50,000 Mr. Rubinstein received as a member of the Board of Directors and $7,800 Mr. Rubinstein received in a car allowance.

(4)	Mr. Simes joined RestorGenex on March 5, 2014.

(5)	Mr. Rubinstein resigned as Chief Executive Officer effective March 5, 2014.

(6)	Mr. Donenberg joined RestorGenex on May 27, 2014.

(7)	Dr. Schwartz joined RestorGenex on November 18, 2013 and resigned as an officer, director and employee of RestorGenex effective April 30, 2015.

(8)	Dr. Weinberg joined RestorGenex on August 4, 2014.

Employment and Other Agreements

Stephen M. Simes, Chief Executive Officer. On March 5, 2014, we entered into an executive employment agreement with Stephen M. Simes pursuant to which he serves as our Chief Executive Officer. The initial term of the agreement is three years, subject to extension as provided therein. Mr. Simes is entitled to an annual base salary of $425,000 with at least annual review and base salary increases as approved by the Board of Directors or Compensation Committee. Mr. Simes has the opportunity to earn a target annual bonus of 60 percent of base salary based upon achievement of performance objectives set by the Board of Directors or Compensation Committee after consultation with Mr. Simes, with the potential to earn a higher bonus for above target performance. Upon commencement of his employment, Mr. Simes received an initial grant of options to purchase 500,000 shares at an exercise price of $2.50 per share, which options vest quarterly. Mr. Simes is eligible to receive additional equity awards in the discretion of the Board of Directors or Compensation Committee. The employment agreement contains certain severance and change of control provisions as described in more detail under the heading “—Post-Termination Severance and Change in Control Arrangements.” The employment agreement contains a clawback provision for certain performance-based compensation if a financial restatement occurs under certain circumstances. The employment agreement also contains customary confidentiality, assignment of inventions and non-solicitation provisions.

Jerold Rubinstein, Former Chairman of the Board and Chief Executive Officer. Effective June 28, 2012, Jerold Rubinstein was elected by the Board of Directors as Chairman of the Board, Chief Executive Officer and a director of our subsidiaries. The Board of Directors of ProElite, Inc., our majority-owned subsidiary, also elected him as Chairman of the Board and Chief Executive Officer. Under the terms of an employment agreement dated as of June 28, 2012, Mr. Rubinstein received an annual salary of $250,000, additional compensation in exchange for his service on the Board of Directors and Audit Committee and an automobile allowance of $650 per month. The term of this agreement was six months with an automatic six-month extension, unless we provided written notice of non-renewal 30 days prior to the end of the initial six-month term. In consideration for his services as a director, Mr. Rubinstein received an option to purchase 17,441 shares of our common stock consistent with the non-employee directors. Mr. Rubinstein resigned as Chief Executive Officer on March 5, 2014, as Chairman of the Board on November 1, 2013 and as a director of our company on July 7, 2014.

On April 23, 2014, we entered into a settlement agreement with Mr. Rubinstein pursuant to which we agreed upon payment in consideration for Mr. Rubinstein’s services as a director and officer during 2013, which included a cash payment of $100,000 to be paid upon closing of a funding resulting in gross proceeds of $7.5 million, an additional cash payment to be paid within four months of a closing of a funding resulting in gross proceeds of $7.5 million and the issuance of 1,250 shares of our common stock.

On July 7, 2014, we entered into a one-year consulting agreement with Mr. Rubinstein pursuant to which we agreed to pay Mr. Rubinstein a consulting fee of $50,000 per year, to be paid in four quarterly installments.

Phillip B. Donenberg, Chief Financial Officer. On May 27, 2014, we entered into an executive employment agreement with Phillip B. Donenberg pursuant to which he serves as our Chief Financial Officer. The initial term of the agreement is three years, subject to extension as provided therein. Mr. Donenberg is entitled to an annual base salary of $335,000 with at least annual review and base salary increases as approved by the Board of Directors or Compensation Committee. Mr. Donenberg has the opportunity to earn a target annual bonus of 45 percent of base salary based upon achievement of performance objectives set by the Board of Directors or Compensation Committee after consultation with Mr. Donenberg, with the potential to earn a higher bonus for above target performance. Upon commencement of his employment, Mr. Donenberg received an initial grant of options to purchase 250,000 shares at an exercise price of $4.00 per share, which options vest quarterly. Mr. Donenberg is eligible to receive additional equity awards in the discretion of the Board of Directors or Compensation Committee. The employment agreement contains certain severance and change of control provisions as described in more detail under the heading “—Post-Termination Severance and Change in Control Arrangements.” The employment agreement contains a clawback provision for certain performance-based compensation if a financial restatement occurs under certain circumstances. The employment agreement also contains customary confidentiality, assignment of inventions and non-solicitation provisions.

Yael Schwartz, Ph.D., Former Executive Vice President of Preclinical Development. On November 18, 2013, we entered into an executive employment agreement with Yael Schwartz, Ph.D. pursuant to which agreement, as amended, she served as our Executive Vice President of Preclinical Development. The initial term of the agreement was three years, subject to extension by mutual agreement. During the initial year of her employment term, she was entitled to receive an annual base salary of $330,000. Thereafter, her base salary was subject to mutually agreed upon increases. The Board of Directors or Compensation Committee could grant Dr. Schwartz bonuses in its sole discretion. The employment agreement contained certain severance provisions as described in more detail under the heading “—Post-Termination Severance and Change of Control Arrangements.” The employment agreement contained a clawback provision for certain performance-based compensation if a financial restatement occurs under certain circumstances. The employment agreement also contained customary confidentiality, assignment of inventions and non-solicitation provisions. On April 30, 2015, we entered into a resignation agreement with Dr. Schwartz pursuant to which she resigned as an officer, employee and director of RestorGenex and our subsidiaries.

Mark A. Weinberg, M.D., Senior Vice President, Clinical Development. On August 4, 2014, we entered into an executive employment agreement with Mark A. Weinberg, M.D. pursuant to which he serves as our Senior Vice President, Clinical Development. The initial term of the agreement is one year, subject to extension as provided therein. Dr. Weinberg is entitled to an annual base salary of $357,000 with at least annual review and base salary increases as approved by the Board of Directors or Compensation Committee. Dr. Weinberg has the opportunity to earn a target annual bonus of 50 percent of base salary based upon achievement of performance objectives set by the Board of Directors or Compensation Committee after consultation with Dr. Weinberg, with the potential to earn a higher bonus for above target performance. Upon commencement of his employment, Dr. Weinberg received a grant of options to purchase 521,475 shares at an exercise price of $3.90 per share, which options vest quarterly. The employment agreement contains certain severance and change of control provisions as described in more detail under the heading “—Post-Termination Severance and Change in Control Arrangements.” The employment agreement contains a clawback provision for certain performance-based compensation if a financial restatement occurs under certain circumstances. The employment agreement also contains customary confidentiality, assignment of inventions and non-solicitation provisions.

David Sherris, Ph.D., Former Chief Scientific Officer. In connection with the closing of our mergers with Paloma and VasculoMedics, we entered into an employment agreement on March 31, 2014 with David Sherris, Ph.D. The initial term of the agreement was three years, subject to extension by mutual agreement. During the initial term, he was entitled to receive an annual base salary of $345,000 and was eligible for an annual bonus of up to 50 percent of his base salary upon meeting certain milestones established by the Board of Directors or Compensation Committee upon consultation with Dr. Sherris. The employment agreement contained certain severance provisions as described in more detail under the heading “—Post-Termination Severance and Change in Control Arrangements.” The employment agreement contained a clawback provision for certain performance-based compensation if a financial restatement occurs under certain circumstances. The employment agreement also contained customary confidentiality, assignment of inventions and non-solicitation provisions.

Although Dr. Sherris was not a named executive officer during 2014, he was a director of our company. Dr. Sherris is not compensated separately for his service as a director of our company. As an employee of our company, Dr. Sherris was paid $175,154 in base salary during 2014 and received a bonus in the amount of $25,875 for 2014. On June 3, 2014, Dr. Sherris was granted an option to purchase 115,193 shares of our common stock at an exercise price of $4.15 per share and on July 24, 2014 was granted an option to purchase 119,482 shares of our common stock at an exercise price of $3.92 per share. Dr. Sherris’s total compensation for 2014 was $326,206, including the aggregate grant date fair value for his option awards computed in accordance with FASB ASC Topic 718.

On June 19, 2015, we entered into a resignation agreement with Dr. Sherris pursuant to which he resigned as an officer, employee and director of RestorGenex and our subsidiaries.

Indemnification Agreements

We have entered into agreements with all of our named executive officers under which we are required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our executive officers. We will be obligated to pay these amounts only if the executive officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the executive officer had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Outstanding Equity Awards at Fiscal Year End

The table below provides information regarding unexercised stock option awards held by each of our named executive officers that remained outstanding at December 31, 2014. We did not have any equity incentive plan awards or stock awards, each within the meaning of the SEC rules, outstanding at December 31, 2014.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END - 2014

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
Stephen M. Simes	03/05/2014	166,667	333,333	$2.50	03/04/2024
	07/24/2014	90,496	452,479	3.92	07/23/2024

Jerold Rubinstein (2)	06/28/2012	23,000	0	35.00	06/27/2017
	03/27/2013	250,000	0	15.00	03/27/2018
	01/07/2014	2,907	0	3.00	01/06/2024

Phillip B. Donenberg	05/27/2014	62,500	187,500	4.00	05/26/2024
	07/24/2014	45,246	226,229	3.92	07/23/2024

Yael Schwartz, Ph.D.(3)	06/03/2014	28,798	86,395	4.15	06/02/2024
	07/24/2014	19,914	99,568	3.92	07/23/2024

Mark A. Weinberg, M.D	08/04/2014	86,913	434,562	3.90	08/03/2024

(1)	These options vest quarterly over three years.

(2)	Mr. Rubinstein resigned as Chief Executive Officer effective March 5, 2014.

(3)	Dr. Schwartz resigned as an officer, director and employee of RestorGenex effective April 30, 2015.

Post-Termination Severance and Change in Control Arrangements

As described under the heading “—Employment and Other Agreements,” we have entered into employment agreements with our executive officers that provide for certain severance and change of control benefits. Under these agreements, if an executive’s employment is terminated by us other than for “cause,” or by the executive for “good reason,” other than in connection with a change in control as described below, in addition to any accrued but unpaid salary and benefits through the date of termination, the executive will be entitled to a severance cash payment from us in an amount equal to the number of months of base salary set forth in the table below, and in the case of certain executives, a pro rata portion of the executive’s target annual bonus. In addition, the executives will be entitled to reimbursements for COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985, as amended) continuation coverage for up to the number of months set forth in the table below:

Name	Number of Months Base Salary as Severance	Pro Rata Portion of Target Annual Bonus?	Maximum Number of Months COBRA Reimbursement
Stephen M. Simes	12	Yes	12
Phillip B. Donenberg	12	Yes	12
Yael Schwartz, Ph.D. (1)	6	No	12
Mark A. Weinberg, M.D.	12	No	12
David Sherris, Ph.D. (2).	9	No	12

(1) Dr. Schwartz resigned as an officer, director and employee of RestorGenex effective April 30, 2015.

(2) Dr. Sherris resigned as an officer and employee of RestorGenex effective June 19, 2015.

The receipt of severance benefits is dependent upon the executive executing and delivering a release of claims to us.

Under the employment agreements, “cause” is generally defined as (i) the executive’s failure to substantially perform the fundamental duties and responsibilities associated with executive’s position, including executive’s failure or refusal to carry out reasonable instructions; (ii) the executive’s material breach of any material written company policy; (iii) the executive’s gross misconduct in the performance of his or her duties for the company; (iv) the executive’s material breach of the terms of his or her employment agreement; (v) the executive’s conviction of any fraudulent or felony criminal offense or any other criminal offense which reflects adversely on us or reflects conduct or character that the Board of Directors reasonably concludes is inconsistent with continued employment; or (vi) the executive’s conviction of any criminal conduct that is a “statutory disqualifying event” (as defined under federal securities laws, rules and regulations). “Good reason” generally means any of the following actions taken by us or a successor corporation or entity without the executive’s consent: (i) material reduction of the executive’s base compensation; (ii) material reduction in the executive’s title, authority, duties or responsibilities; (iii) failure or refusal of a successor to our company to materially assume our obligations under the employment agreement in the event of a change in control; (iv) relocation of the executive’s job site that results in an increase in the executive’s one-way driving distance by more than 50 miles from the executive’s then-current principal residence; or (v) any other material breach by us of the employment agreement.

In addition, under the terms of the stock option agreements with our executives, if a change in control occurs, options held by our executives will become immediately vested and exercisable immediately prior to (but conditioned upon completion of) the change in control and remain exercisable through their expiration date. Alternatively, the Board of Directors could cash out the options.

In addition, under the terms of their employment agreements, if Mr. Simes, Mr. Donenberg or Dr. Weinberg terminates his employment for good reason or is involuntarily terminated other than for cause within 12 months of a change in control or prior to a change in control if the termination of his employment was either a condition of the change in control at the request or insistence of a person related to the change in control, then such executive will receive a higher severance payment than outside the context of a change in control and, for Mr. Simes and Mr. Donenberg, a longer period of COBRA reimbursement. For Mr. Simes and Mr. Donenberg, the severance payment will equal 24 months of base salary plus two times the pro rata portion of the executive’s target annual bonus. For Dr. Weinberg, the severance payment will equal 18 months of base salary. For Mr. Simes and Mr. Donenberg, the COBRA reimbursement period will be 18 months.

For purposes of the stock option agreements and employment agreements, a “change in control” means the occurrence of any one or more of the following, subject to certain exceptions: (i) the accumulation (if over time, in any consecutive 12 month period), whether directly, indirectly, beneficially or of record, by any individual, entity or group of 50.1 percent or more of the shares of our outstanding common stock, whether by merger, consolidation, sale or other transfer of shares of our common stock (other than a merger or consolidation where our stockholders prior to the merger or consolidation are the holders of a majority of the voting securities of the entity that survives such merger or consolidation), (ii) a sale of all or substantially all of our assets or (iii) during any period of 12 consecutive months, the individuals who, at the beginning of such period, constitute the Board of Directors, and any new director whose election by the Board of Directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board of Directors.

Expected Compensation of Executive Officers and Directors Following the Merger

It is anticipated that the compensation of the executive officers and directors following completion of the Merger will be determined by the Board of Directors in consultation with the compensation committee of the Board of Directors. Phillip B. Donenberg, RestorGenex’s Chief Financial Officer, may provide consulting services to the combined company after completion of the Merger and would receive reasonable and customary consulting fees for such service.

RELATED PERSON RELATIONSHIPS AND TRANSACTIONS

___________________

Overview

The following is a summary of transactions that have occurred since the beginning of 2013, or any currently proposed transactions, to which we were or are a participant and in which:

●	the amounts involved exceeded or will exceed $120,000; and

●

a related person (including any director, executive officer, holder of more than five percent of our outstanding shares of common stock or any member of their immediate family) had or will have a direct or indirect material interest, other than compensation arrangements that are described under the headings “Director Compensation” and “Executive Compensation.”

Transfer of Technology Rights to Or-Genix Therapeutics, Inc.

On April 30, 2015, we entered into a resignation agreement with Yael Schwartz, Ph.D. pursuant to which Dr. Schwartz resigned as an officer, employee and director of RestorGenex and our subsidiaries. Under the terms of the resignation agreement, we agreed to pay Dr. Schwartz a cash severance payment in the amount of $247,500, which is equal to nine months of her base salary, paid in accordance with our standard payroll practices, in exchange for her execution of a general and customary release of claims.  The resignation agreement also requires Dr. Schwartz to comply with certain confidentiality, non-competition and non-solicitation obligations.

On April 30, 2015, RestorGenex and our wholly owned subsidiaries, Canterbury Laboratories, LLC (“Canterbury”) and Hygeia Therapeutics, Inc. (“Hygeia”), transferred certain of our non-focus technology rights to Or-Genix Therapeutics, Inc. (“Or-Genix”), in exchange for a 19.9% ownership interest in Or-Genix, representing 2,484,395 shares of the common stock of Or-Genix, and purchased $250,000 in perpetual non-redeemable preferred stock.  The perpetual preferred stock provides RestorGenex with a liquidation right in an amount equal to the initial purchase price for the shares upon a change in control or other liquidity event of Or-Genix.  RestorGenex also has certain “piggyback” registration rights, the right to purchase shares in connection with certain future stock issuances by Or-Genix, and indemnification and informational rights.  The rights RestorGenex transferred include exclusive rights to a compound currently known as “RES-102,” which is a “soft” estrogen potentially to be developed for the treatment of aging skin fragility/thinning and vulvo-vaginal atrophy, and exclusive rights to a compound currently known as “RES-214,” a non-prescription cosmeceutical product under development by a sublicensee.  RestorGenex previously licensed these rights from Yale University and as part of this transaction assigned those license agreements to Or-Genix.  RestorGenex also assigned its rights under a sublicense agreement with Ferndale Pharma Group, Inc. for the formulation, manufacture, sale and marketing of RES-214.  Or-Genix is founded and owned primarily by Yael Schwartz, Ph.D., a former member of RestorGenex’s Board of Directors and former Executive Vice President, Preclinical Development.

Convertible Promissory Notes Issued to our Chairman of the Board and Debt Conversion Agreement

During 2013 and the first quarter of 2014, we issued to Sol J. Barer, Ph.D., our Chairman of the Board, four unsecured convertible promissory notes in the aggregate principal amount of $1,050,000, which amounts he lent us to help fund our working capital at that time. On April 29, 2014, all four of these notes were converted into an aggregate of 546,553 shares of our common stock and, in the case of three of the notes, warrants to purchase an aggregate of 351,060 shares of our common stock, in each case on terms substantially identical to those in our then recent private placement. The conversion price used was $2.00 per share, which pursuant to the terms of the notes was equal to 50 percent of the purchase price per unit sold in our private placement. In addition, pursuant to the terms of three of the four notes, warrants were also issued upon conversion of the notes in an amount equal to the 30 percent warrant coverage in our private placement. The conversion terms of the notes were negotiated and agreed upon at the time the notes were issued, with the first note issued in August 2013 and the most recent note issued in March 2014. The warrants are exercisable immediately at an exercise price of $2.00 per share and have a four-year term. The issuance dates of the notes, the aggregate principal amount, the maturity date, the accrued interest, and the number of shares of our common stock and warrants to purchase shares of our common stock issued in exchange for each of the notes are reflected in the following table:

Note Issuance Date	Principal Amount	Maturity Date	Interest Rate	Accrued Interest	Number of Shares	Number of Warrants
08/09/2013	$500,000	08/09/2014	7%	$28,863	264,432	198,324
12/19/2013	150,000	06/19/2014	10%	6,945	78,473	—
02/04/2014	150,000	08/09/2014	7%	3,510	76,755	57,566
03/19/2014	250,000	03/19/2015	7%	3,788	126,894	95,170

Debt Conversion Agreement with Vice Chairman of the Board and Affiliated Persons

On May 2, 2013, we entered into two debt conversion agreements with Isaac Blech, our Vice Chairman of the Board, pursuant to which Mr. Blech converted two promissory notes with an aggregate principal amount of $1,100,000 at a conversion price of $6.00 per share, resulting in the issuance of an aggregate of 183,333 shares of our common stock. On October 21, 2014, we entered into another debt conversion agreement with Mr. Blech pursuant to which Mr. Blech converted a promissory note with a principal amount of $200,000 at a conversion price of $2.00 per share, resulting in the issuance of 100,000 shares of our common stock and a warrant to purchase 75,000 shares of our common stock at an exercise price of $4.80 per share and having a four-year term. Mr. Blech had lent us the funds represented by the promissory notes to help fund our working capital.

Preferred Stock Conversion and Warrant Exercise Agreements with Persons Affiliated with Vice Chairman of the Board

Effective May 29, 2013, we entered into series E preferred stock conversion and warrant exercise agreements with all of the holders of our then outstanding series E preferred stock and associated warrants pursuant to which such holders agreed to convert their shares of series E preferred stock into shares of our common stock at a conversion price of $6.00 per share and to exercise their related warrants and receive one share of our common stock for every 2.5 shares otherwise issuable upon exercise of such warrants. The purpose of these agreements was to remove the “overhang” created by the full-ratchet anti-dilution provisions of the warrants that would have increased the number of warrants outstanding and reduced the exercise price of the warrants to the price of any subsequent financing completed by us at a price less than the exercise price of the warrants. Four of the holders of the series E preferred stock and related warrants were related to Isaac. Blech, our Vice Chairman of the Board, including his spouse, and three trusts, Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87, River Charitable Remainder Unitrust f/b/o Isaac Blech and West Charitable Remainder Unitrust. As a result of the series E preferred stock conversion and warrant exercise transactions, (1) Ms. Blech converted her series E preferred stock into 8,333 shares of common stock and exercised her warrants resulting in an issuance of 3,571 shares of common stock; (2) Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87 converted its series E preferred stock into 50,000 shares of common stock and exercised its warrants resulting in an issuance of 21,429 shares of common stock; (3) River Charitable Remainder Unitrust f/b/o Isaac Blech converted its series E preferred stock into 8,333 shares of common stock and exercised its warrants resulting in an issuance of 3,571 shares of common stock; and (4) West Charitable Remainder Unitrust converted its series E preferred stock into 50,000 shares of common stock and exercised its warrants resulting in an issuance of 21,429 shares of common stock.

Acquisition of Canterbury Laboratories, LLC and Hygeia Therapeutics, Inc.

Effective September 30, 2013, we entered into an agreement and plan of merger with Canterbury Acquisition LLC, Hygeia Acquisition, Inc., Canterbury, Hygeia and Yael Schwartz, Ph.D., as holder representative, pursuant to which we acquired all of the capital stock of Canterbury and Hygeia, with Canterbury and Hygeia becoming our wholly owned subsidiaries. The consideration for the mergers was the issuance by us of an aggregate of 1,150,116 shares of our common stock issued to the stakeholders of Canterbury and Hygeia. Of the 1,150,116 shares of our common stock issued in connection with the mergers, 46,501 shares were issued to Yael Schwartz, Ph.D. Closing of the mergers occurred on November 18, 2013. Pursuant to the terms of the merger agreement, we agreed to elect Yael Schwartz, Ph.D. and Nelson K. Stacks to the Board of Directors to serve for a term equal to the same term as each of the other directors of the company.

Acquisition of Paloma Pharmaceuticals, Inc. and VasculoMedics, Inc.

On March 3, 2014, we entered into an agreement and plan of merger with Paloma Acquisition, Inc., Paloma Pharmaceuticals, Inc. and David Sherris, Ph.D., as founding stockholder and holder representative, pursuant to which we agreed to acquire all of the capital stock of Paloma, with Paloma becoming our wholly owned subsidiary. On March 28, 2014, the merger with Paloma was closed and we issued an aggregate of 2,500,000 shares of our common stock to all the holders of Paloma common stock and its derivative securities and assumed promissory notes of Paloma in the aggregate amount (principal and accrued interest at that time) of $1,151,725 to be paid on the first anniversary of the closing of the Paloma merger. Of the 2,500,000 shares of our common stock issued in connection with the Paloma merger, 1,400,408 shares were issued to David Sherris, Ph.D. Pursuant to the terms of the Paloma merger agreement, we agreed to elect David Sherris, Ph.D. to the Board of Directors to serve for a term equal to the same term as each of the other directors of the company.

Also on March 3, 2014, we entered into an agreement and plan of merger with VasculoMedics Acquisition, Inc., VasculoMedics, Inc. and David Sherris, Ph.D., pursuant to which we agreed to acquire all of the capital stock of VasculoMedics, with VasculoMedics becoming our wholly owned subsidiary. The VasculoMedics merger was concurrently closed with and was a condition to the closing of the Paloma merger on March 28, 2013. In the VasculoMedics merger, we issued an aggregate of 220,000 shares of our common stock to the VasculoMedics stockholders. Of the 220,000 shares of our common stock issued in connection with the VasculoMedics merger, 197,185 shares were issued to David Sherris, Ph.D.

Registration Rights Agreement

We are party to a registration rights agreement with the former equity holders of Hygeia and Canterbury Laboratories, including Yael Schwartz, Ph.D., which we entered into in November 2013 in connection with our acquisition of Canterbury and Hygeia. Under this agreement, we have granted certain incidental or “piggyback” registration rights with respect to the shares of our common stock issued by us in connection with that acquisition. We will not be required to register any securities pursuant to this agreement if the securities are eligible for sale pursuant to Rule 144 of the Securities Act of 1933, as amended.

Resignation Agreement with Former Director and Executive

On June 19, 2015, we entered into a resignation agreement with Dr. Sherris pursuant to which he resigned as an officer and employee of RestorGenex and our subsidiaries. Under the terms of the resignation agreement, we paid Dr. Sherris a lump sum cash severance payment in the amount of $175,000 and agreed to pay Dr. Sherris a cash severance payment in the amount of $345,000, which is equal to 12 months of his base salary, paid in accordance with our standard payroll practices, in exchange for his execution of a general and customary release of claims.  The resignation agreement also requires Dr. Sherris to comply with certain confidentiality, non-competition and non-solicitation obligations. In connection with his resignation, Dr. Sherris also entered into a voting and lock-up agreement pursuant to which he agreed to vote his shares of RestorGenex common stock for all proposals presented by the board of directors, other than any proposal to approve a reverse split of our common stock, and to not sell, pledge, encumber or take certain other actions with respect to such shares until January 1, 2019, subject to certain exceptions.

WHERE YOU CAN FIND MORE INFORMATION

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We are currently subject to the information requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s website at http://www.sec.gov.

In addition, we maintain a website that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our website is www.restorgenex.com. Our website, and the information contained on that site, or connected to that site, are not intended to be part of this Information Statement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

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This Information Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act and are subject to the safe harbor created by those sections.  We have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate” and “continue”, the negative of these words, other words and terms of similar meaning and the use of future dates.  Forward-looking statements involve risks and uncertainties.  These uncertainties include factors that affect all businesses as well as matters specific to us.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain.  Uncertainties and risks may cause our actual results to be materially different than those expressed in or implied by our forward-looking statements.  For us, particular uncertainties and risks include, among others, our history of operating losses and negative cash flow, uncertainties regarding clinical testing, the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance and other risks and uncertainties described in our filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K.  These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the proposed transactions relating to the Merger not to be consummated or may cause the actual terms and consequences of the Merger and related events and transactions to be materially different from those anticipated in the descriptions in this Information Statement, including the risks that the closing conditions to the Merger are not satisfied or that the members of Diffusion Pharmaceuticals LLC do not approve the Merger and related transactions. All forward-looking statements in this Information Statement speak only as of the date of this Information Statement and are based on our current beliefs and expectations.  We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

SIGNATURE

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 28, 2015

RestorGenex Corporation

By:	/s/ Stephen M. Simes
Name: Stephen M. Simes
Title: Chief Executive Officer